Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

				Six Months Ended
	Years Ended December 31,			June 30,
	2016	2015	2014	2017
Earnings
Net loss before income taxes	$(37,177)	$(14,858)	$(11,072)	$(14,979)
Fixed charges	136	93	61	147

Earnings, as defined	$(37,041)	$(14,765)	$(11,011)	$(14,832)

Fixed Charges
Interest component of rentals (1)	$136	$93	$61	$147

Total	$136	$93	$61	$147

Deficiency in earnings to cover fixed charges	$(37,177)	$(14,858)	$(11,072)	$(14,979)

Ratio of earnings to fixed charges (2)	N/A	N/A	N/A	N/A

(1)   Represents the estimated portion of operating lease rental expense that is considered by the Company to be a reasonable representation of the interest factor attributable to such rent.

(2)   For the six months ended June 30, 2017 and years ended December 31, 2016, 2015 and 2014, earnings were not sufficient to cover fixed charges. Earnings consist of loss from continuing operations before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net losses of affiliates and fixed charges, adjusted for capitalized interest.